Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

May 20, 2026

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B:</u>

CLEARSTREAM BANKING S.A. – Added as Custody, Clearance, or Settlement entity

The Branch of CITIBANK, N.A. in the Republic of Argentina – Added as Custody, Clearance, or Settlement entity

CITIBANK SINGAPORE LIMITED – Terminated as Custody, Clearance, or Settlement entity

SPARK SYSTEMS PTE. LTD. – Added as Execute or Trade entity

BLUEX LIMITED – Added as Execute or Trade entity

LIMPID MARKETS LTD – Added as Execute or Trade entity

CREDITEX LLC – Terminated as Execute or Trade entity